Exhibit 99.145

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of WonderFi Technologies Inc. of our report dated October 26, 2021, relating to the consolidated financial statements of Austpro Energy Corporation which appears in the Exhibit 99.51, and our report dated October 28, 2020, relating to the financial statements of Austpro Energy Corporation which appears in the Exhibit 99.2, each as incorporated by reference in this Registration Statement.

/s/DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

August 19, 2022